QuickLinks -- Click here to rapidly navigate through this document

NEWS RELEASE

Contact:	Richard M. Lemanski USA 1 203 625 3604 rlemanski@stolt.com
Valerie Lyon UK 44 207 611 8904 vlyon@stolt.com

Stolt-Nielsen S.A. Reports Third Quarter Results

        London, England—October 8, 2002—Stolt-Nielsen S.A. (Nasdaq: SNSA; Oslo Stock Exchange: SNI) today reported results for the third quarter and the nine-month period ended August 31, 2002. Net income for the latest quarter was $1.8 million, or $0.03 per share, on net operating revenue of $753.2 million, compared with a net income of $29.7 million, or $0.54 per share, on net operating revenue of $739.5 million for the third quarter in 2001. Excluding Stolt-Nielsen Transportation Group restructuring charges of $1.7 million and a one-off gain of $8.0 million in Stolt Offshore for the sale of Big Inch Marine Systems, the net loss in the third quarter of 2002 was $1.1 million or $0.02 per share. The weighted basic average number of shares outstanding for the third quarter of 2002 and 2001 was 54.9 million.

        Net loss for the nine-month period ended August 31, 2002 was $1.7 million, or $0.03 per share, on net operating revenue of $2.0 billion, compared with net income of $26.3 million, or $0.48 per share, on net operating revenue of $1.9 billion for the same period of 2001. Excluding $8.1 million of restructuring charges and the $8.0 million gain from the sale of Big Inch Marine Systems, the net income for the nine-month period ended August 31, 2002 was $1.8 million or $0.03 per share. For the nine-month period of 2002 and 2001, the weighted basic average number of shares outstanding was 54.9 million.

        Commenting on the results, Niels G. Stolt-Nielsen, Chief Executive Officer of Stolt-Nielsen S.A. said, "The results for the quarter were much lower than originally anticipated due to the previously announced earnings shortfall in Stolt Offshore. The Stolt-Nielsen Transportation Group posted a solid quarter. While Stolt Sea Farm's third quarter results were up from the second quarter benefiting from the seasonal harvest of bluefin tuna, the business continued to be negatively impacted by weak prices for salmon.

        "Before restructuring charges, the Stolt-Nielsen Transportation Group (SNTG) reported income from operations of $38.1 million in the third quarter of 2002 compared to $40.3 million in the third quarter of 2001. For the nine-month period in 2002, income from operations before restructuring charges was $97.9 million compared to $104.7 million last year. These declines are almost entirely attributable to higher bunker costs and the loss of income following the redelivery of nine simpler time-chartered tanker ships, which operated primarily in the commodity chemical and clean petroleum markets that are now considerably weaker than in early 2001, and the sale of the non-strategic Chicago, IL and Perth Amboy, NJ terminal facilities at the end of 2001.

        "The Stolt Tanker Joint Service Sailed-in Time Charter Index in the third quarter of 2002 was down 4% from the comparable quarter of 2001 but up slightly from the second quarter of this year. Income from operations for the parcel tanker division fell to $25.5 million compared to $28.7 million in the third quarter of 2001 reflecting the reduced fleet size and higher bunker costs. Contract volumes remained strong and spot volumes and rates were comparable to the second quarter. While relatively few contracts were up for renewal during the third quarter, those that were renewed were rolled over at similar rates as last year and once again the business picked up several new contracts.

        "SNTG's tank container division delivered another strong result with income from operations rising to $6.2 million from $5.6 million in the comparable quarter of 2001. Year-to-date shipments are up some 10% compared to last year and utilization in the third quarter hit a record level of 77.7% although the business continues to see a tight pricing environment.

        "SNTG's terminal division reported income from operations of $6.4 million compared to $6.0 million in the third quarter of 2001. While utilization was off slightly, it continues to remain at a high level.

        "At the end of August, SNTG announced it had reached agreements for the charter of seven newbuild stainless steel parcel tankers with anticipated delivery for the first ship in 2003 and the remaining deliveries in 2004 and 2005. These ships will replace tonnage that SNTG expects to scrap over the next several years.

        "Before minority interests but excluding a gain on asset sales, Stolt Offshore (SOSA) reported a net loss of $25.2 million for the third quarter of 2002 compared to a net income of $17.5 million for the same period last year.

        "SOSA has been too optimistic when calculating cost and time and failed to make adequate reserves for delays and faults of subcontractors nominated by its clients. This has resulted in cost over-runs and operational problems on projects and a delay on a major pipelay contract in Nigeria. In addition SOSA has seen a continued weak market in the Gulf of Mexico.

        "SOSA's backlog now stands at $1.8 billion of which $488 million is for the remainder of 2002. This compares with a backlog of $1.6 billion for this time last year of which $378 million was for 2001. Contract awards during the third quarter totaled $210 million. The level of bids outstanding now stands at $3.7 billion, similar to this time last year.

        "In light of the disappointing results for SOSA, in late September SOSA's Board of Directors agreed to accept an offer from SNSA to exchange $40 million of outstanding debt owed by SOSA to SNSA for 9.4 million SOSA Common shares at an exchange price of $4.25 per share. This will bring SNSA's ownership up to 63 percent.

        "Stolt Sea Farm (SSF) reported income from operations in the third quarter of 2002 of $2.3 million. While this was off from the $10.8 million income from operations in the third quarter of 2001, it was an improvement on the $10.7 million loss from operations in second quarter of 2002 as the business benefited from the seasonal harvest of bluefin tuna. Third quarter 2002 Norwegian and North American harvest volumes were off compared to the third quarter last year due to the effects of forced culling fish due to disease at the start of this year. This was more than offset by increased volumes from Chile as a result of the Eicosal acquisition in July of 2001. Salmon prices achieved in North America were up compared to both the third quarter of 2001 and the second quarter of this year while Norwegian prices were off from the comparable quarter of 2001 but up slightly from the second quarter of this year. It has been another good year for the bluefin tuna operations and the turbot business posted another solid quarter.

        "Even with the global economic slowdown, our core transportation business continues to generate good cash flow and we are starting to see a turn for the better in SSF's markets. The outlook in SOSA's market remains strong, but they have been struggling with internal management and organizational issues. With the changes that they have announced, and the initiatives that are under way, I believe SOSA will eventually give us a nice return. SNSA's cash flow remains strong, we have minimal capital expenditure going forward and we have close to $300 million in unused credit facilities," Mr. Stolt-Nielsen concluded.

        Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 63 percent of Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

        This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

	Conference Call Details	PostView Facility
Date & Time	October 8th, 2002 10AM EDT (3PM BST)	Available directly after the conference Until 5:00pm EDT on Wednesday, October 9th, 2002
Phone	+1-800-967-7184 (in U.S.) +1-719-457-2633 (outside U.S.)	+1 888 203 1112 (in U.S.) +1 719 457 0820 (outside U.S.)
Reservation Number	729377	729377

Live Webcast conference call is available via the company's Internet site www.stolt-nielsen.com commencing on Tuesday, October 8th, 2002 at 10:00am EDT (3:00pm BST). A playback of the conference call commences on Tuesday, October 8th, 2002 after 12:00 noon EDT (5:00pm BST).

QuickLinks

Stolt-Nielsen S.A. Reports Third Quarter Results